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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*

                        Community First Bankshares, Inc.
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   203902 10 1
                                   -----------
                                 (CUSIP Number)

                                 Patrick Delaney
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                           Telephone:  (612) 371-3211
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 1996
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            Page 1 of 4 Pages

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CUSIP No.  203902 10 1                13D                 Page  2  of  4  Pages
          -------------                                        ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Dennis M. Mathisen
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00(exchange of stock in a merger)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                        / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               1,629,705
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               1,629,705
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,629,705
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.50%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1.   SECURITY AND ISSUER

          This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Community First Bankshares, Inc. (the "Company"). The address of the Company is 520 Main Avenue, Fargo, North Dakota 58124-0001.

Item 2.        IDENTITY AND BACKGROUND

          (a) Dennis M. Mathisen ("Mr. Mathisen").

          (b) 8433 E. Carefree Drive, P.O. Box 5511, Carefree, AZ  85377.

          (c) Mr. Mathisen's principal occupation is President of Marshall Financial Group, a financial services company, 8433 E. Carefree Drive, P.O. Box 5511, Carefree, AZ 85377.

          (d) Mr. Mathisen has not been convicted in a criminal proceeding in the last five years.

          (e) Mr. Mathisen has not been a party to a civil proceeding involving violations of securities laws in the last five years.

          (f) Mr. Mathisen is a citizen of the United States.


Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. Mathisen acquired beneficial ownership of 1,629,705 shares of Common Stock of the Company in exchange for 1,278,200 shares of Common Stock held by Mr. Mathisen in Mountain Parks Financial Corp. pursuant to a merger of Mountain Parks Financial Corp. with and into the Company on December 18, 1996.


Item 4.        PURPOSE OF TRANSACTION

          Mr. Mathisen has acquired the securities described in Item 3 above for investment purposes. Mr. Mathisen is a member of the Company's board of directors.

          Mr. Mathisen may, from time to time, (1) acquire additional shares of Common Stock (subject to availability at prices deemed favorable to Mr. Mathisen) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise.



                              Page  3  of  4  Pages
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          Except as set forth above, Mr. Mathisen has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        INTEREST IN SECURITIES OF THE ISSUER

          (a) As of December 18, 1996, Mr. Mathisen beneficially owned 1,629,705 shares of the Common Stock of the Company, which represented 9.50% of the outstanding Common Stock on such date.

          (b) The responses of the Seller to Items (7) through (11) of the portions of the cover page of this Schedule which relate to beneficial ownership of shares of Common Stock are incorporated herein by reference.

          (c) Other than the transactions described in Item 3 above, the Seller has not effected any transactions in the Common Stock during the past sixty days.

          (d)   Not applicable.

          (e)   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          There are no contracts, arrangements, understandings or relationships between the Purchaser and any person with respect to any securities of the Company.

Item 7.        MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 28, 1997                    /s/ Dennis M. Mathisen
                                        ------------------------------
                                        Dennis M. Mathisen

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